Sonoco Products Company
One North Second Street
Post Office Box 160
Hartsville, South Carolina 29551-0160

September 25, 2012

Mr. Ethan Horowitz
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:             Sonoco Products Company
 Form 10-K for Fiscal Year Ended December 31, 2011
    Filed February 29, 2012
 File No.  000-00516

Dear Mr. Horowitz:

This letter is in response to your September 12, 2012 comment letter addressed to Barry L. Saunders, Chief Financial Officer, Sonoco Products Company regarding the filing referenced above.

Form 10-K for the Fiscal Year Ended December 31, 2011

Financial Position, Liquidity and Capital Resources, page 23

Cash Flow, page 23

COMMENT:

1.
Please revise your disclosures to include a more detailed analysis of the components of your statements of cash flows that explains the significant year-to-year variations in each period for which financial statements are presented. As one example, revise your discussion of cash flows from operating activities to address changes in trade accounts receivable, inventories, and accrued expenses, in the periods for which financial statements are presented. For additional guidance, refer to SEC Release No. 33-8350.

RESPONSE:

In response to the Staff’s comments, the Company has prepared the following enhanced information with respect to the discussion under the heading “Cash Flow” on page 23 of the Form 10-K:

Mr. Ethan Horowitz
September 25, 2012

“Cash flow from operations totaled $245.3 million in 2011 and $375.1 million in 2010, a year-over-year decrease of $129.8 million. Higher pension and postretirement plan contributions accounted for approximately $112.9 million of the decrease, while decreases in accrued expenses, driven mainly by higher incentive compensation payments in 2011 than in 2010, accounted for a year-over-year reduction in operating cash flows of $31.9 million. Trade accounts receivable levels increased year-over-year at both December 31, 2011 and 2010, reflecting higher levels of business activity; however, the magnitude of the increase was lower in 2011 resulting in a year-over-year increase in operating cash flows of $13.9 million.  Inventories provided cash of $3.4 million in 2011 compared to using $57.1 million of cash in 2010. The change of $60.5 million was due to the build up of inventories in response to higher levels of business activity at December 31, 2010, whereas inventory levels remained somewhat flat year-over-year at December 31, 2011. The year-over-year improvement in cash provided by inventories was virtually offset by a $57.1 million negative change in cash used by payable to suppliers reflecting payments in 2011 for the inventory purchased at the end of 2010.

Cash flow from operations totaled $375.1 million in 2010 and $391.0 million in 2009, a year-over-year decrease of $15.9 million. Lower year-over-year pension and postretirement plan contributions accounted for an increase in cash flows from operations of approximately $93.0 million. This, and the effect of higher earnings in 2010, was offset by an increase in trade accounts receivable stemming from higher levels of business activity and an increased use of cash to fund inventory required by these higher levels of activity.

Cash flow used by investing activities was $729.2 million in 2011, compared with $283.7 million in 2010.  This increase was due to higher year-over-year acquisition spending driven primarily by the $550 million acquisition of Tegrant in November 2011. Additionally, capital spending increased to $173.4 million in 2011 from $145.9 million in 2010 due in part to construction work on a new biomass boiler at our Hartsville manufacturing complex. Spending on this $75 million project will continue into 2012. Capital spending is expected to total approximately $190 million in 2012.

Cash flow used by investing activities was $283.7 million in 2010, compared with $91.5 million in 2009.  This increase was due largely to a $132.3 million increase in acquisition spending driven primarily by the acquisitions of Associated Packaging Technologies, Inc. and Madem Reels USA, Inc.  Additionally, capital spending increased to $145.9 million in 2010 from $104.1 million in 2009. This increase in capital spending represented a return to a more normal historic level as business conditions improved.

Net cash provided (used) by financing activities totaled $507.5 million in 2011, compared with $(116.6) million in 2010. During the fourth quarter of 2011, the Company issued $500 million of senior unsecured notes consisting of $250 million of new 4.375% Notes due 2021, and an additional $250 million of its 5.75% Notes due 2040. These funds were used for the Tegrant acquisition. Additionally, the Company entered into a $150 million three-year term loan agreement, using a substantial portion of the proceeds to reduce outstanding commercial paper and the remainder for the Tegrant acquisition. Cash dividends increased 2.9% to $115.0 million in 2011 from $111.8 million in 2010, and the Company repurchased approximately 1.3 million shares of its common stock at a cost of $49.4 million during 2011. Net proceeds from the exercise of stock awards totaled $21.3 million in 2011, compared with $23.2 million in 2010. Net borrowings, inclusive of the financing activities described above, increased $660.9 million in 2011, compared with $42.4 million in 2010.

Mr. Ethan Horowitz
September 25, 2012

Net cash (used) by financing activities totaled $(116.6) million in 2010, compared with $(219.7) million in 2009.  In November 2010, the Company issued $350 million of new 5.75% bonds due November 2040, and used $294.0 million of the proceeds to tender for and redeem approximately 55% of its other outstanding bonds. The cash cost of the tender included $244.1 million of principal, $49.2 million of market adjustment and premium paid to tendering bondholders, plus bank and other fees totaling $0.7 million. Additionally, the Company redeemed $100 million of 6.75% bonds that matured in November 2010. Cash dividends increased 3.6% to $111.8 million in 2010 from $107.9 million in 2009, and the Company repurchased approximately 0.7 million shares of its common stock at a cost of $24.7 million during 2010. Net proceeds from the exercise of stock awards totaled $23.2 million in 2010. Net borrowings increased $42.4 million in 2010, compared with net repayments of $116.2 million in 2009.”

The Company’s future filings will reflect a level of detailed analysis of the components of the statements of cash flows similar to the foregoing explaining any significant year-to-year variations for each period for which financial statements are presented. However, the Company does not believe that the additional disclosure provided above is significant enough to warrant filing an amended Form 10-K for the year ended December 31, 2011.

Capital Resources, page 23

COMMENT:

2.
We note the disclosure on page 24 of your filing stating that cash balances are held in numerous locations throughout the world, with the vast majority held outside of the United States. We also note your disclosure stating that you consider the majority of your current cash balances to be indefinitely invested outside of the United States. In order to provide additional useful information to an investor, please expand your disclosure to state the amount of cash and short term investments that are held by foreign subsidiaries.

RESPONSE:

Of the $175.5 million of cash and cash equivalents reported at December 31, 2011, approximately $151.1 million was held by foreign subsidiaries.  Of the $158.2 million of cash and cash equivalents reported at December 31, 2010, approximately $135.1 million was held by foreign subsidiaries. These balances are exclusive of the intercompany borrowings at each year end from foreign subsidiaries under short-term lending arrangements to the parent as disclosed on page 23 of the Company’s filing.

The Company does not believe that the additional disclosure provided above is significant enough to warrant filing an amended Form 10-K for the year ended December 31, 2011.  However, we will expand our disclosure in future filings, as appropriate, to state the amount of cash and short-term investments that are held by foreign subsidiaries.

Mr. Ethan Horowitz
September 25, 2012

Consolidated Financial Statements

Notes to the Consolidated Financial Statements

Note 3 – Acquisitions, page F-8

COMMENT:

3.
We note that you acquired Tegrant Holding Corporation in November 2011 for cash consideration of $550 million. Your disclosure regarding this acquisition states that goodwill is attributable to the acquired entity’s workforce and the expected future cash flows of the business. Please revise to provide additional information describing the factors that make up the goodwill recognized in more detail. Refer to FASB ASC 805-30-50-1a.

RESPONSE:

In response to the Staff’s comments, the Company has prepared the following proposed disclosure to be reflected in our future filings, as appropriate:  “Factors comprising goodwill include efficiencies derived by the elimination of certain redundant functions and expenses due to synergies with our existing business, the ability to leverage product offerings across a broader customer base, and the value of the assembled workforce.”

The Company does not believe that the additional disclosure provided above is significant enough to warrant filing an amended Form 10-K for the year ended December 31, 2011.

Note 14 – Commitments and Contingencies, page F-26

Contingencies, page F-26

COMMENT:

4.
We note your disclosure regarding contingencies states that you cannot currently estimate the final outcome of many of the items described in your filing or the ultimate amount of potential losses. Your disclosure also states that the ultimate liabilities relating to claims and proceedings may be significant to profitability in the period recognized, but that it is management’s opinion that such liabilities will not have an adverse material effect on your consolidated financial position or liquidity. These statements appear to be inconsistent as this type of materiality assessment is likely to include a loss contingency estimate. Please tell us how you considered disclosing the range of loss for unrecognized contingent liabilities. Refer to FASB ASC 450-20-50-3 and 50-4. In addition, please tell us if the reference to your inability to “estimate the final outcome of many of the items described” is an indication that there are certain matters for which the amount of possible loss or a range of loss can be estimated.

Mr. Ethan Horowitz
September 25, 2012

RESPONSE:

The Company followed the FASB’s guidance on disclosure of accruals for loss contingencies contained in ASC 450-20-50-1.  The disclosure under the heading “Environmental matters” addresses the Company’s largest known environmental contingencies – those related to the lower Fox River in Wisconsin, for which an accrual totaling $56.8 million was maintained at December 31, 2011, and those related to the November 2011 acquisition of Tegrant Holding Corporation, for which an accrual totaling $12.8 million was maintained at December 31, 2011. In addition, there were several other smaller environmental claims against the Company for which accruals totaling $3.0 million were maintained at December 31, 2011. All known environmental liabilities have been accrued for. Further, the Company effectively disclosed the range of potential loss related to the Fox River matter by disclosing the maximum additional exposure related to Fox River of $87 million as of December 31, 2011.

The Company also disclosed that it was a defendant in a class action by persons who bought Company stock between February 7, 2007 and September 18, 2007. Disclosure of this unrecognized contingency was made in accordance with FASB ASC 450-20-50-3 and 50-4. The Company believes that these claims are without merit and as noted in our existing disclosure, damages being sought by the plaintiffs were unspecified.  As a result, the Company was unable to estimate a range of potential loss.

Although our disclosure states that “The Company cannot currently estimate the final outcome of many of the items described or the ultimate outcome of potential losses,” this may have been unduly conservative as, in actuality, the Company was aware of no other unrecognized contingencies at December 31, 2011, or arising through the date the Form 10-K was filed, requiring disclosure.

In response to the Staff’s comments, the Company believes the following wording more clearly describes the nature and financial statement impacts of its loss contingencies and proposes to use this, or similarly worded disclosure, in our future filings when the Company is not aware of other unrecognized loss contingencies requiring disclosure or where any recognized or unrecognized loss contingencies are not material:  “In addition to those described below, the Company is subject to various litigation and administrative proceedings arising out of the normal course of business. Although the ultimate outcome of such matters cannot be predicted with certainty, management does not believe that the currently expected outcome of any matter, lawsuit or claim that is pending or is threatened, or all of them combined, will have a material adverse effect on the Company’s consolidated financial position or liquidity. In any given period or periods, however, it is possible that such proceedings or matters could have a material effect on the results of operations.”

Mr. Ethan Horowitz
September 25, 2012

The Company does not believe that the additional disclosure provided above is significant enough to warrant filing an amended Form 10-K for the year ended December 31, 2011. However, in future filings, we will continue to make disclosures of loss contingencies in accordance with FASB ASC 450-20-50-3 and 50-4, and, where appropriate under those sections, we will provide estimates of the amount of possible loss or range of possible loss.

COMMENT:

5.
In connection with the preceding comment, please tell us if your use of the word “significant” in describing the potential impact of claims and proceedings to your profitability is meant to convey that these matters may have a material impact on your profitability. If not, please provide us with additional detail clarifying the intent of this statement.

RESPONSE:

Please see the proposed revision to the disclosure in response to comment #4 above, in which use of the word “significant” has been eliminated.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I trust the foregoing addresses your question concerning the Company’s Form 10-K filing for the year ended December 31, 2011.  Please let me know if you require any further information.

Sincerely,

/s/Barry L. Saunders
Barry L. Saunders
Vice President and Chief Financial Officer